

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   January 9, 2018

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, Nebraska 68137

> **Re: Western Capital Resources, Inc.**
> **Form 10-K**
> **Filed March 31, 2017**
> **File No. 000-52015**

Dear Mr. Quandahl:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial Services